Exhibit 3

PRESS RELEASE	January 20, 2005

SYNERON ANNOUNCES DEBUT OF THE COMET SYSTEM FOR
PERMANENT HAIR REDUCTION AT AMERICAN ACADEMY OF
DERMATOLOGY MEETING

Fastest Hair Removal Device ever invented. Patented elos Safely and effectively removes Hair of all Colors on all Skin Types

Yokneam, Israel & Toronto – January 20, 2005 – Syneron Medical Ltd. (NASDAQ: ELOS) and Syneron North America today announced the upcoming North American debut of the Comet hair removal system at the 63rd Annual Meeting of the American Academy of Dermatology (AAD) in New Orleans, from February 18-22 in booth #1511. The FDA-approved Comet provides permanent hair reduction for all hair colors on all skin types, including tanned skin, and is the fastest hair removal device currently available. The Comet with elos (electro-optical synergy), Syneron’s proprietary, patented technology, is the first major breakthrough in aesthetic technology in a decade. Elos, the first and only combined-energy technology, combines Bi-Polar Radio Frequency and Light energies.

“In clinical testing of the Comet, we found the device to provide consistent, accurate and long-lasting hair removal at a much faster speed than any similar treatments for unwanted hair,” said Dr. Stanley J. Kovak, founder of the Midwest Dermatologic Laser & Vein Centre. “Speed is particularly important when treating large areas like men’s backs or women’s legs. We’re pleased to be able to offer this treatment to our patients, and have found success with those treated with white/blonde/red or gray hair. Elos technology provides a safe and effective solution for our patient base.”

The device is powered by the patented elos technology combining Bi-Polar Radio Frequency (RF) energy and high-powered Diode Laser, to deliver safe, effective, permanent hair reduction from all parts of the body. The RF energy directly targets the hair follicle to create thermal damage and is not chromophore-dependent, meaning it can treat hair with little or no pigment or color. Laser and intense pulsed light-based hair removal systems cannot effectively remove light or non-pigmented hair since these devices rely on melanin or color in the hair to treat it. Similarly, most lasers cannot be used on darker skin types, as the light is drawn to the pigment and can cause burning; however, the Comet high speed hair removal device can provide a safe and effective treatment with no downtime or adverse effects for all skin types including tanned skin.

“We’re excited to provide the North American-based medical aesthetic community with the fastest treatment option for permanent hair reduction. The speed and ease-of-use of the Comet will allow for more procedures to be done, benefiting both patient and doctor,” said Domenic Serafino, president of Syneron, North America. “We expect the Comet to become the new gold standard in hair removal technology and look forward to providing the physicians at AAD with information and access to this system, which is now available to them.”

The combined effect of the Bi-Polar Radio Frequency and Diode Laser energies allows the use of less overall optical energy (when compared to light or laser-only devices), increasing the safety of the device and causing less patient discomfort. In addition, the Comet treats a large treatment area (12mm x 15mm) and can deliver two pulses per second. The combination of the largest spot size available on any hair removal device and the pulse speed, are the basis of Comet’s exceptional speed. The Comet also incorporates active dermal monitoring™, a unique patented technology that provides direct impedance feedback on energy delivery and is displayed on the display panel of the device after every pulse for maximum safety.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world including North American Headquarters in Canada and European Headquarters in Germany, which provide sales, service and support. Additional information can be found at www.syneron.com

For more information, please contact:

Syneron North America	Media
Domenic Serafino, President	Schwartz Communications
North America	Jane Sinclair/Liza Heapes
(905) 886-9235 ext. 247	(781) 684-0770
doms@syneron.com	syneron@schwartz-pr.com